

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

Via E-mail
Mr. Hajime Abe
President and Chief Executive Officer
TOA Holdings, Inc.
C/O Toa Shoko, 1-1-36, Nishiawaji
Higashiyodogawa-ku Osaka 533-0031, Japan

> **Re:** **TOA Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 28, 2014**
> **File No. 333-192388**

Dear Mr. Abe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 3 and reissue it in part. The disclosure under "Securities being offered by the Selling Stockholders" at page 5 states that there are "40,000,000 shares of common stock, at a fixed price of $1.00 offered by selling stockholders in a resale offering." In addition, the disclosure under "Market for the common shares" at page 5 states that "The offering price for the shares will remain $1.00 per share for the duration of the offering." Please revise to clarify that the selling shareholders will sell their shares at a fixed price per share of $1.00 until your shares are quoted on the OTC marketplace and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Cover Page

2.   We note your response to prior comment 2. Please revise your prospectus cover page to reflect that Mr. Abe "is deemed to be an underwriter of this offering." See Item 501(b)(8) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

3.   We note your response to prior comment 6 and revised disclosure at pages F-9 and F-15. Please revise your disclosure in the prospectus to clarify Mr. Abe's interest in and the nature of such transactions. In particular, please disclose in the prospectus:

- that on November 20, 2013, the Company transferred JPY 7,280,000 (USD $72,581) to Hajime Abe as advance payment "for the purpose of payment of trade payables and expenses;" and

- Mr. Abe's interest in the "trade receivables" that are due to you and clarify why you have made an advance payment to Mr. Abe's in the amount of $37,646 for "trade receivables" that are due to you.

Notes to Financial Statements

Note 6 – Subsequent Events, page F9

4.   Your response to prior comment 7 states that the advance payment is reflected in Advances to a Director in the consolidated statement of cash flows at page F14. However, the amount at page F14 for "Advances to a director" is less than the amount disclosed in the subsequent events footnote at page F9. Please provide a response that reconciles these amounts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief